UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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This is a joint press release by D.E MASTER BLENDERS 1753 N.V. and Oak Leaf B.V. pursuant to the provisions of Section 10 paragraph 3 and Section 18 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Any offer will be made only by means of an offer memorandum. Capitalized terms have the meaning set out in this press release.

Press Release

Recommended public cash offer for all issued and outstanding ordinary shares of D.E MASTER BLENDERS 1753

¡	Offer Price of EUR 12.50 per ordinary share (cum dividend).

¡	Offer Price represents a 36.7% premium to D.E MASTER BLENDERS 1753’s volume-weighted average closing price for three months up to and including 27 March 2013.

¡	The Board fully supports and unanimously recommends the Offer.

¡	The works council has rendered positive advice in respect of the Offer and the Post-Closing Merger and Liquidation.

¡	Clearance obtained from the EU and Russian competition authorities.

¡	Acceptance Period starts at 09:00 hours CET (03:00 ET) on 20 June 2013 and ends at 17:40 hours CET (11:40 ET) on 15 August 2013, unless extended.

¡	D.E MASTER BLENDERS 1753’s EGM scheduled for 31 July 2013.

¡

Offer is subject to minimum acceptance level of at least 95% of the Shares. Lowered to 80%, if Shareholders vote in favor of Legal Merger, the Offeror obtained a waiver under its senior facilities agreement with respect to the Offer and nothing occurred that will prevent or delay completion of the Post-Closing Merger and Liquidation.

¡

Post-Closing Merger and Liquidation increases deal certainty, significantly reduces costs and results in a more efficient financing structure. The Board unanimously recommends to vote in favor of the Legal Merger.

Amsterdam / Haarlem, 19 June 2013 – Oak Leaf B.V. (the “Offeror”), a newly incorporated company wholly owned by a Joh. A. Benckiser-led investor group, and D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS 1753” or “DEMB”) jointly announce that the Offeror is making a recommended public offer to all holders of issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of D.E MASTER BLENDERS 1753 (the “Shares” and each a “Share”, the holders of such Shares the “Shareholders”) to purchase their Shares at an offer price of EUR 12.50 (cum dividend) in cash for each Share, subject to and upon the terms and conditions of the Offer Memorandum (the “Offer”).

Offer Memorandum and Schedule TO

The Offeror is making the Offer subject to and upon the terms and conditions of the offer memorandum dated 19 June 2013 (the “Offer Memorandum”). Digital copies of the Offer Memorandum are available on the website of DEMB (www.demasterblenders1753.com). Copies of the Offer Memorandum are also available at request, free of charge, at the offices of DEMB and the Exchange Agent (Rabobank International).

The Offeror filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, of which the Offer Memorandum forms a part, and exhibits thereto. The Offer Memorandum and the Position Statement will be available at no charge at the SEC’s website (www.sec.gov).

The Offer

The Offer values 100% of the Shares at approximately EUR 7.5 billion (on a fully diluted basis). The Offer Price represents a 36.7% premium to D.E MASTER BLENDERS 1753’s volume-weighted average closing price for three months up to and including 27 March 2013.

Shareholders tendering their Shares under the Offer will be paid on the terms and subject to the conditions and restrictions contained in the Offer Memorandum in consideration for each Share validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) an amount in cash of EUR 12.50 (twelve euro and fifty euro cents) cum dividend (the “Offer Price”).

In the event any dividend or other distribution on the Shares (each, a “Distribution”) is declared by DEMB prior to Settlement, the Offer Price will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax).

The Offeror has already confirmed to have certain funds in the press release dated 12 April 2013.

Committed Shares

Acorn Holdings, an indirect 100% shareholder of the Offeror, holds 89,532,998 Shares, representing approximately 15.05% of the Shares. Acorn Holdings has irrevocably undertaken to transfer all Shares held by it to the Offeror under the terms and conditions of the Offer Memorandum.

DEMB will ensure that individual Board members holding Shares shall tender under the Offer all of their Shares, unless the Recommendation has been changed or revoked.

Works council advice

The works council of Koninklijke Douwe Egberts B.V. (“KDE”) has rendered positive advice in respect of (i) the support, recommendation and execution by the Board of the Offer and (ii) the financing of the Offer and (iii) the support, recommendation and execution by the Board of the Post-Closing Merger and Liquidation (as defined below) as well as any action required for the implementation of (i), (ii) and (iii).

Recommendation by the Board

The board of directors of DEMB (the “Board”) fully supports and unanimously recommends the Offer (the “Recommendation”) and to vote in favor of the proposed Legal Merger (as defined below) at the EGM (the “Merger Resolution”).

Merger clearance filings

The Offeror has obtained regulatory clearance from the European Commission and the Federal Antimonopoly Service of Russia in connection with the Offer.

Extraordinary general meeting of DEMB

At 14:00 hours CET on 31 July 2013, an extraordinary general meeting of Shareholders (the “EGM”) will be convened at Beurs van Berlage located at Damrak 243, 1012 ZJ Amsterdam, the Netherlands.

At the EGM, the Offer, among other matters, will be discussed in accordance with the Netherlands Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the “Decree”). In connection with the Offer, the Shareholders are being asked to adopt resolutions to amend (i) the articles of association of DEMB to implement certain changes to the corporate governance structure of DEMB and (ii) the composition of the Board. At the EGM, the Post-Closing Merger and Liquidation (as defined below) will also be discussed and the Shareholders are being asked to vote in favor of the Merger Resolution.

A position statement providing further information to the Shareholders as required pursuant to section 18 of the Decree published by the Board dated 19 June 2013 (the “Position Statement”), the agenda of the EGM and the explanatory notes thereto, and other relevant information are available on the website of DEMB (www.demasterblenders1753.com). The solicitation/recommendation statement on Schedule 14D-9 filed by DEMB with the SEC (the “Schedule 14D-9”), of which the Position Statement forms a part, and the exhibits thereto will be made available at no charge at the SEC’s website (www.sec.gov).

Acceptance Period

The Acceptance Period begins at 9:00 hours CET (03:00 ET) on 20 June 2013 and ends at 17:40 hours CET (11:40 ET) on 15 August 2013, unless extended in accordance with section 15 of the Decree and the provisions of the Offer Memorandum (such date, the “Acceptance Closing Date” and, such period, the “Acceptance Period”).

Acceptance by Shareholders

Holders of Shares which are held through an institution admitted to NYSE Euronext Amsterdam are requested to make their acceptance known via their bank or stockbroker no later than 17:40 hours CET (11:40 ET) on 15 August 2013, unless the Acceptance Period is extended.

Holders owning 6,250 or fewer Shares individually recorded in DEMB’s shareholders’ register, which are not held in a joint account, trust, corporation, LLC, partnership or other legal entity wishing to accept the Offer in respect of such shares and to tender and transfer (leveren) such Shares may follow the instructions and complete the tender process on the site www.cpu-us.com/demb or call Computershare Trust Company, N.A. toll-free at 800-214-7371 and follow the instructions provided and complete the tender process no later than 17:40 hours CET (11:40 hours ET) on 15 August 2013, unless the Acceptance Period is extended.

Holders of more than 6,250 Shares or accounts which are held as a joint account, trust, corporation, LLC, partnership or other legal entity recorded in DEMB’s shareholders’ register wishing to accept the Offer in respect of such Shares and to tender and transfer (leveren) such Shares must deliver a completed and signed tender form to Computershare Trust Company, N.A., prior to 17:40 hours CET (11:40 hours ET) on 15 August 2013, unless the Acceptance Period is extended. The tender form will be mailed together with the Offer Memorandum to holders of Shares individually recorded in DEMB’s shareholders’ register.

USD Settlement Option

Shareholders who accept the Offer and tender their Shares may at such time elect to receive the USD equivalent of the Offer Price at the conversion rate using the European Central Bank euro foreign exchange reference rate for a currency exchange commission.

Extension

The Offeror reserves the right to extend the Acceptance Period, for a minimum of two weeks and a maximum of ten weeks in accordance with the Decree. If the Acceptance Period is extended, the Offeror will make an announcement to that effect no later than on the third Dutch business day following the Acceptance Closing Date.

Declaring the Offer unconditional

The Offer is subject to the fulfillment or waiver of the conditions for the Offer, including (i) a minimum acceptance level of 95% of the Shares on a fully diluted basis (the “Minimum Acceptance Condition”), (ii) the EGM having adopted certain resolutions and (iii) no material adverse change having occurred.

The Offeror and DEMB have agreed that the Offeror will waive the Minimum Acceptance Condition, if (i) the Shareholders have voted in favor of the Merger Resolution at the EGM and such resolution is in full force and effect, (ii) there is a minimum acceptance of 80% of the Shares at the end of the Acceptance Period, (iii) the Offeror has obtained a waiver under the senior facilities agreement with respect to the Offer (the “SFA”) in accordance with the provisions of the SFA to waive the Minimum Acceptance Condition without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver) and (iv) nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the merger proposal with respect to the Legal Merger (as defined below) (the “Merger Proposal”) shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of DEMB to Oak Sub B.V. (“Oak Sub”)).

No later than on the third Dutch business day following the Acceptance Closing Date, the Offeror will determine whether the conditions for the Offer have been fulfilled or are to be waived. In addition, the Offeror will announce on such date, in accordance with section 16 paragraph 1 of the Decree, whether (i) the Offer has been declared unconditional, (ii) the Offer will be extended in accordance with section 15 of the Decree or (iii) the Offer is terminated as a result of the conditions for the Offer not having been fulfilled or waived.

Settlement

In the event that the Offeror announces that the Offer is declared unconditional, Shareholders who have validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) their Shares for acceptance pursuant to the Offer prior to or on the Acceptance Closing Date (each of these Shares, a “Tendered Share”) will receive the Offer Price in respect of each Tendered Share, and the Offeror shall accept the transfer of and acquire each Tendered Share, promptly, but in any event within three Dutch business days following the Unconditional Date (the “Settlement” and the day on which such settlement occurs the “Settlement Date”).

Post-closing acceptance period

In the event that the Offeror announces that the Offer is declared unconditional, the Offeror will, in accordance with section 17 of the Decree, within three Dutch business days after declaring the Offer unconditional, publicly announce a post-closing acceptance period (na-aanmeldingstermijn) and a subsequent offering period, in accordance with Rule 14d-11 under the Exchange Act, of at least five Dutch business days to enable Shareholders who did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions as the Offer.

Post-Closing Merger and Liquidation

¡	Post-Closing Merger and Liquidation may only be implemented after the post-closing acceptance period and hence after the Offeror has declared the Offer unconditional.

¡	Post-Closing Merger and Liquidation not implemented if acceptance level is equal to or exceeds 95%.

¡	Legal Merger (part of Post-Closing Merger and Liquidation) is proposal of the Board to general meeting of shareholders of DEMB.

¡	General meeting of shareholders of DEMB decides upon Legal Merger.

¡	Legal Merger must be proposed at this stage to increase the likelihood of the Offer being declared unconditional (e.g. Offeror waiving the 95% acceptance level condition).

¡

The Board is of the genuine opinion that it is its fiduciary duty to propose the Legal Merger to the Shareholders as it allows the possibility of a cash exit under the Offer if the vast majority of Shareholders so desires.

¡	Minority Shareholders are offered a cash exit equal to the Offer Price, without interest and subject to withholding taxes and other taxes.

¡	The works council of KDE has rendered a positive advice on the Post-Closing Merger and Liquidation as they see the merits of the Offer being successfully consummated.

¡

Full transparency to the Shareholders is important to the Board, hence the detailed information in the Offer Memorandum, the Position Statement and the documentation on the Post-Closing Merger and Liquidation.

¡	The Post-Closing Merger and Liquidation will lead to minimal disruption of DEMB’s business and operations.

As further described in the Offer Memorandum, the Offeror and DEMB have agreed in principle to certain arrangements to facilitate the Offeror acquiring 100% of the shares of a legal successor of DEMB and full ownership of DEMB’s business (the “Post-Closing Merger and Liquidation”) as soon as practically possible after completion of the Offer and upon the fulfillment of certain conditions.

In summary, the Post-Closing Merger and Liquidation consists of the following transaction steps:

•

Pursuant to the Board’s merger proposal DEMB will merge and disappear into Oak Sub, an indirect wholly owned non-listed subsidiary of the Offeror. As part of this merger, the non-tendering Shareholders will receive shares in the capital of New Oak B.V. (“New Oak”), a direct wholly owned non-listed subsidiary of the Offeror and the sole shareholder of Oak Sub, on a share-for-share basis (the “Legal Merger”). As a consequence, DEMB will be delisted from NYSE Euronext Amsterdam.

•

New Oak will sell and transfer the shares in Oak Sub to the Offeror against payment of the Offer Price multiplied by the total number of shares in the capital of New Oak, in the form of cash and a loan note.

•

New Oak will be liquidated and it is intended that the cash consideration will be distributed by means of an advance liquidation distribution to the shareholders of New Oak, other than the Offeror, and the advance liquidation distribution to the Offeror will be set-off against the note. It is intended that the amount of the advance liquidation distribution per share in the capital of New Oak will be equal to the Offer Price, without interest and subject to withholding and other taxes.

On the basis of a tax ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax on the advance liquidation distribution would be approximately € 0.436 per New Oak share (15% of € 2.909 per New Oak share, being the excess of the advance liquidation distribution over the recognized average paid-in capital), which is approximately 3.5% of the Offer Price.

If the Offer is declared unconditional, Shareholders will be able to tender their shares during a post-closing acceptance period (na-aanmeldingstermijn) of at least five business days and, as a result, avoid the consequences of the Post-Closing Merger and Liquidation.

The Post-Closing Merger and Liquidation leads to increased efficiency of the DEMB group’s financing structure (including establishing a fiscal unity) and thus increases the likelihood of the consummation of the Offer, allows Shareholders to obtain cash for their shares without any action from their part and will reduce costs. The proposed Legal Merger, which is part of the Post-Closing Merger and Liquidation, will be voted upon at the EGM. Taking into account the above, the Board unanimously recommends to vote in favor of the proposed Legal Merger.

Liquidity and delisting

If the Offer is declared unconditional (gestand wordt gedaan), the purchase of Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly.

In addition, the Offeror intends to procure that DEMB’s listing on NYSE Euronext Amsterdam will be terminated as soon as possible following the Offer being declared unconditional.

Consequences of the Offer

Shareholders who do not tender their Shares under the Offer should carefully review the Offer Memorandum, in particular section 6.9 (Consequences of the Offer), which describes certain risks they will be subject to if they elect not to accept the Offer. These risks are in addition to the risks associated with holding securities issued by DEMB generally. In summary, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares or DEMB’s business.

If, following the Settlement Date, the Offeror and its affiliates, alone or together with DEMB, hold at least 95% of DEMB’s aggregated issued share capital on a fully diluted basis, the Offeror shall commence a statutory buy-out (uitkoopprocedure) in order to acquire the remaining Shares not tendered and not held by the Offeror, its affiliates or DEMB.

If the Shareholders vote in favor of the Legal Merger at the EGM and, subsequently, the Offer is declared unconditional with an acceptance level that is less than the minimum acceptance of 95% of the Shares on a fully diluted basis, the Offeror intends to pursue the Post-Closing Merger and Liquidation.

Subject to the Offer being declared unconditional, the Offeror shall be entitled to effect or cause to effect any other restructuring of the DEMB group for the purpose of achieving an optimal operational, legal, financial or fiscal structure in accordance with Dutch law in general, some of which may have the effect of diluting the interest of any remaining minority Shareholders, including (i) a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-) fusie), (ii) a sale of all, substantially all, or a substantial part of the assets of DEMB or (iii) any other legal measure as set out in the Offer Memorandum.

Announcements

Any further announcements declaring whether the Offer is declared unconditional and announcements in relation to an extension of the Acceptance Period will be issued by press release.

Additional information

This announcement contains certain selected and condensed information regarding the Offer and does not replace the Offer Memorandum or the Position Statement. The information in this announcement is not complete and additional important information is contained in the Offer Memorandum and the Position Statement.

Upon commencement of the Acceptance Period, the Offeror will file the Offer Memorandum as an exhibit to the Tender Offer Statement on Schedule TO with the SEC, and DEMB will file the Position Statement as an exhibit to a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Offer Memorandum and the Position Statement contain important information that should be read carefully before any decision is made to tender Shares under the Offer. Shareholders are advised to seek independent advice where appropriate to reach a balanced judgment in respect of the contents of these documents and the Offer itself. In addition, Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares under the Offer.

The Offer Memorandum and the Position Statement will be available at no charge at the SEC’s website at (www.sec.gov).

Digital copies of the Offer Memorandum and the Position Statement are available on the website of DEMB (www.demasterblenders1753.com). Copies of the Offer Memorandum are also available free of charge at the offices of DEMB and the Exchange Agent (Rabobank International).

For more information

  The Offeror

Contact	Hill+Knowlton Strategies	Oak Leaf B.V.
	European Media:	Oudeweg 147
	Ingo Heijnen or Frans van der Grint	2031 CC Haarlem
	+31 20 404 47 07	The Netherlands

Abernathy McGregor Group
US Media
Tom Johnson
+1 212 371-5999

D.E MASTER BLENDERS 1753
Contact	Investor Relations	D.E MASTER BLENDERS 1753 N.V.
	Robin Jansen	Oosterdoksstraat 80
	+31 20 558 1014	1011 DK Amsterdam
	investor-relations@DEMB.com	The Netherlands

Corporate Communications
Michiel Quarles van Ufford
+31 20 558 1080
media-relations@DEMB.com

Exchange Agent
Contact	Rabobank International
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands
+31 30 712 3785

Information Agent
Contact	Georgeson
	Shareholders in U.S.	Shareholders outside the U.S.
	480 Washington Boulevard, 26th Floor	2nd Floor, Vintners Place, 68 Upper Thames Street
	Jersey City, New Jersey 07310	London EC4V 3BJ
	United States of America	United Kingdom
	+1-800-561-3947	+44 800 3813 3813

U.S. Dealer Manager
Contact	Citigroup Global Markets Inc.
388 Greenwich
New York, NY USA 10013
United States of America
1-855-388-8457 (U.S. toll free)

Advisers

Leonardo & Co. B.V., BDT & Company, LLC, Merrill Lynch International and Rabobank/Rothschild are acting as financial advisers to the Offeror. Citigroup Global Markets Inc. and Morgan Stanley & Co International plc are acting as financial advisers to the JAB. Stibbe N.V. and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to the Offeror and JAB.

Lazard B.V. is acting as lead financial adviser to DEMB in connection with the Offer. Goldman Sachs International and JP Morgan are also financial advisers to DEMB. Allen & Overy and De Brauw Blackstone Westbroek are acting as legal counsel to DEMB.

Restrictions

The Offer is being made in, and from, the Netherlands with due observance of the statements, conditions and restrictions included in the Offer Memorandum. Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any tender under the Offer, which is made by, or on behalf of, a Shareholder, even if it has not been made in the manner set out in the Offer Memorandum.

The distribution of the Offer Memorandum and the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted or prohibited by law. We are currently not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

#    #    #

About the Offeror

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (“JAB”) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier speciality coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category as well as in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: June 19, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary